
Mail Stop 3561

September 15, 2008

Via Fax & U.S. Mail

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **Re:** **Precision Aerospace Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-30185**

Dear Mr. Prince:

We have reviewed your response dated August 25, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-KSB for the year ended December 31, 2007</u>
<u>General</u>

1. Please completely revise your disclosures throughout your filing to indicate all share numbers, including those associated with option issuances, on a pre-split basis, as the 150:1 reverse split has not yet occurred.  Your current disclosures are inconsistently presented with regard to pre- versus post-split numbers.  We would not object to the inclusion of post-split share numbers parenthetically in each disclosure.

<u>Item 8A. Controls and Procedures.</u>

2. Please revise your current Disclosure Controls and Procedures evaluation to indicate the date your evaluation.

3. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

   If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In completing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

4. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding

the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Note 8. Long Term Debt and Line of Credit, page 17

5.  We have reviewed your response to our prior comment 12 with regard to the existence of a beneficial conversion feature.  However, we are unable to reconcile the numbers in your response with the high and low stock prices disclosed in the table on page 13 of the filing.  Please tell us whether these prices are reported on a pre or a post split basis.  In addition please reconcile them with the conversion prices and the actual market values of the stock as cited in your response.  Address these measures both as of the issuance date of the note, as of December 2, 2006 and as of the date of the "onetime adjustment of the conversion price."  We may have further comments upon review of your response.

Note 9. Acquisition, page 18

6.  Your proposed revised disclosure in response to our previous comment 13 does not describe the accounting treatment of the DFAC transaction, nor does it clearly describe the overall timing of the acquisitions and transactions as they appear in your Form 10-KSB.  Please revise this disclosure to first describe the DFAC transaction on a pre-split basis as a capital transaction.  Follow that description with a description of the Freundlich transaction as an asset purchase.  Please ensure all the material terms to such transactions are completely and clearly described on a pre-split basis.  You may also include post-split shares parenthetically.

7.  Refer to your response to our prior comment 14.  We note your references to the requirements of Rules 3-02, 3-03 and 3-05 of Regulation S-X in support of your accounting.  To facilitate our understanding of your response, please explain how your accounting complies with paragraphs 48 and 49 of SFAS 141.  That is, we assume that the "date of acquisition" was considered to be July 20, 2006 and that the fair values of the assets acquired and liabilities assumed were determined as of that date.  We also assume that the income of the acquired entity has been included in your statement of income after that date (and not before).  Please confirm, or advise us as to how our understanding is not correct.  If you elected to designate some other date as the effective date of the acquisition instead, please specifically explain how your accounting complied with the above referenced SFAS 141 guidance.

Note 11 – Warrants, page 19

8. Please explain to us why you have not considered the warrants not issuable due to lack of authorized common shares as a liability, but have instead classified them as temporary equity.  Include in your response how such obligation will be satisfied if not by issuance of shares.  In this regard, we note that liquidated damages are due if the reverse split is not effective as of a specific date.  However, please tell us how you would be required to satisfy this obligation if the reverse split is never completed. Tell us whether there are any circumstances under which settlement in cash could be required.

9. We note that the exercise price of the warrants was modified on July 31, 2007. Please tell us how and why the exercise price was lowered and how the new price was determined.  Discuss the applicability of paragraph 12 of SFAS 150 and tell us how you reached your conclusion.  We may have further comments upon review of your response.

10. Refer to our previous comment 17.  Please confirm to us that the adjustments to the exercise prices of the warrants were not negotiated as part of the extension of the registration date.

11. Discuss the classification and proposed accounting for the options approved on February 27, 2008 as well.

Form 10-QSB for Quarter Ended June 30, 2008

General

12. We note that your recent quarterly report for the periods ending March 31, 2008 and June 30, 2008 were on Form 10-QSB and not Form 10-Q.  Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any

questions about these changes, please feel free to contact the SEC's Office of Small
Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Part I. Financial Information, page 3

13. Please file an amended Form 10-Q for the quarterly period ended March 31, 2008
restating your first quarter financial statements as indicated in your explanatory note
and as presented in Footnote 8 to your financial statements.  Further, please revise
your explanatory note to eliminate reference to "actual financial operations and well-
being of the Company."  Such language is  confusing.

14. In view of the restatement, an item 4.02 Form 8-K appears to be required as well and
should be filed at the earliest practicable date.

Note 7. Options and Agreements, page 10

15. Refer to your response to our prior comment 18.  As stated in SAB Topic 14-F, it is
the staff's position that the charge related to share-based payment arrangements
should be presented (classified) in the same line or lines of the income statement as
cash compensation paid to the same employees.  Please reclassify the balances
currently labeled "Stock Based Compensation" to "General and administrative
expenses", "Professional Fees" and/or "Total Cost of Goods Sold" as applicable.
After reclassifying these expenses, you may also consider disclosing the amount of
the expense related to share-based payment arrangements included in specific line
items in the financial statements if you elect to do so.  Please see the above
referenced SAB Topic for guidance in how to provide these disclosures.

16. Refer to our previous comments 20 and 21.  Please explain to us how you plan to
determine the exercise price to be used in the Black-Scholes calculation on an
ongoing basis given the manner in which the exercise price will be determined as
discussed in your response.  Specifically, from the response provided, it does not
appear the exercise price has been determined.

Note 8 – Restatement of Financial Statements, page 11

17. Please revise your explanation here to indicate the facts and circumstances
surrounding the restatement.  Such disclosure should clarify whether the restatement
related to the options issued to Mr. Prince, to the other non-management directors, or
both, and should provide a detailed discussion as to how the revised amounts were

calculated or determined.  Please provide us with a draft of your proposed disclosures prior to amending your filing.

18. Please tell us how the change in operating results pursuant to the restatement has impacted your assessment of goodwill impairment as of March 31, 2008 and June 30, 2008.


Management's Discussion and Analysis

Plan of Operation and Discussion of Operations, page 12

19. We note your discussion of quarterly operating results beginning on page 14 focuses on results excluding the stock compensation charge.  Although it is appropriate to specifically quantify and disclose the impact of the stock compensation charge as a way of explaining the decline in operating results, your primary discussion of operating results should focus on unadjusted results that comply with GAAP and that are consistent with your financial statements.  Please revise.

20. Refer to our prior comment 22 and to the final paragraph under this caption (located on page 15).  We note your description of the registration rights agreement including the contractual provision for liquidated damages.  Please discuss your proposed accounting, and the consideration given to the applicability of FASB Staff Position No. EITF 00-19-2.  If you do not consider this position to be applicable, please explain why.  If you do consider this guidance to apply, please explain how your proposed accounting complies with this position.  Finally, please also provide the disclosures required under paragraph 12 of the FSP in the footnotes to your financial statements.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey
Branch Chief